UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

DOUBLEDOWN INTERACTIVE CO., LTD.

(Name of Subject Company (Issuer))

B. RILEY SECURITIES, INC.

(Offeror)

A Wholly Owned Subsidiary of

B. RILEY FINANCIAL, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 0.05 COMMON SHARES, PAR VALUE ~~W~~10,000 PER SHARE

(Title of Class of Securities)

25862B109

(CUSIP Number of Class of Securities)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$36,000,000	$3,927.60

*	Calculated by multiplying the number of American Depositary Shares (“ADS”) of DoubleDown Interactive Co., Ltd. accepted for purchase (2,000,000) by a purchase price equal to $18.00 per ADS.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, issued by the Securities and Exchange Commission on August 26, 2020, by multiplying the transaction value by 0.0001091.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,927.60	Filing Party: B. Riley Securities, Inc. and B. Riley Financial, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: September 23, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☐	going–private transaction subject to Rule 13e–3

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) relating to the tender offer by B. Riley Securities, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of B. Riley Financial, Inc., a Delaware corporation (“BRF”), to purchase up to 2,000,000 American Depositary Shares (“ADS”), each representing 0.05 of a common share, par value ~~W~~10,000 per share, of DoubleDown Interactive Co., Ltd., a South Korea limited company (“DDI”), owned by holders of ADS of DDI other than BRF and BRF’s subsidiaries (“DDI ADS”), at a price of $18.00 per ADS, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented by adding the following text:

The Offer and withdrawal rights expired at 12:00 a.m., New York City time, on October 22, 2021 (one minute after 11:59 p.m., New York City time, on October 21, 2021). American Stock Transfer & Trust Company, LLC (the “Depositary”) has advised BRF and Purchaser that, as of the expiration of the Offer, a total of 3,228,289 DDI ADS had been validly tendered and not withdrawn from the Offer, resulting in an oversubscription. The Depositary determined that the final proration factor for the Offer is 61.9522459% (the “Proration Factor”). All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and will promptly pay for 2,000,000 DDI ADS validly tendered into and not properly withdrawn from the Offer, on a pro rata basis at the Proration Factor and with certain adjustments to avoid purchases of fractional DDI ADS.

The press release announcing the results of the Offer is attached as Exhibit (a)(5)(ii) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by revising prior Index No. (a)(5) as follows and adding the following to the Exhibit Index:

Index No.

(a)(5)(i)	Press Release issued by BRF, dated September 13, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BRF with the Securities and Exchange Commission on September 13, 2021).
(a)(5)(ii)	Press Release issued by BRF, dated October 22, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2021

B. RILEY FINANCIAL, INC.

By:	/S/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Co-Chief Executive Officer

B. Riley SECURITIES, INC.

By:	/S/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Co-Executive Chairman

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